OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden	
hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69650

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                              MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CVC FUNDING LLC**

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
                    712 FIFTH AVE, 45TH FL
                             (No. and Street)

NEW YORK	**NY**	**10019**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAZARS USA LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

10/8/2003	**339**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____. Robert Squire_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____CVC Funding, LLC_____ , as of _____December 31, 2021_____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CEO
Title


Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CVC Funding, LLC

(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)

Statement of Financial Condition

Pursuant to Rule 17a-5(e)(3) under the

Securities and Exchange Act of 1934

December 31, 2021

(With Reports of Independent Registered Public Accounting Firm Therein)

CVC Funding, LLC
(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Index

December 31, 2021

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of CVC Funding, LLC.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of CVC Funding, LLC., (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Mazars USA LLP

New York, New York
February 10, 2022

CVC Funding, LLC
(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	17,351,239
Furniture and Equipment,		
Net of accumulated depreciation of $83,305		191,147
Prepaid Expenses		72,452
Total Assets	$	17,614,838

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued Expenses	$	8,136,875
Accounts Payable		27,758
Due to Parent, net		24,646
Total Liabilities		8,189,279
Member's Equity		9,425,559
Total Liabilities and Member's Equity	$	17,614,838

CVC Funding, LLC
(A Wholly-Owned Subsidiary of CVC Credit Partners, LLC)

Notes to Financial Statement
December 31, 2021

1. Nature of business

Nature of Business

CVC Funding, LLC (the "Company"), is a State of Delaware limited liability company formed on June 3, 2015. The Company is wholly-owned by CVC Credit Partners LLC. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts primarily as finder and/or placement agent to its own proprietary funds, as well as affiliated funds under Rule 506 of Regulation D and Regulation S. Fund sales in which the Company engages generally involves securities that are not registered with the SEC pursuant to the Securities Act of 1933 and that are offered by private equity funds or funds that are also not registered with the SEC pursuant to the Investment Company Act of 1940.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statement is presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company generates revenue through the reimbursement of all operating expenses (excluding SIPC assessment and income taxes, if any) of the Company plus a mark-up of 10% under the service agreement with the Parent. Revenue is recognized and the performance obligation is satisfied when the underlying expenses have been incurred.

Furniture and Equipment

Furniture and Equipment are carried at cost, less accumulated depreciation and are depreciated using the straight line method based on their respective estimated useful lives.

Income Taxes

The Company is a single member Limited Liability Company and is treated as a disregarded entity for Federal and state/local income tax purposes and therefore any income or loss is included in the consolidated federal and state/local income tax returns of the Parent. The Company is not subject to federal and state income taxes.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances in one financial institution. The deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2021, the Company had $17,101,239 in excess of the FDIC-insured limit. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. Related party transactions

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of travel, insurance, accounting services, personnel and other general and administrative services.

The Company is paid a service fee by the Parent based upon total expenses incurred. For the year ended December 31, 2021, the service fee earned was $14,203,669. The right of offset was made effective January 1, 2018 between the Company and the Parent and effectively allowed for the offsetting of receivables and payables between the Company and the Parent. Therefore, only a net payable related to the activity under this agreement is recorded on the statement of financial condition. The related payable to the Parent at December 31, 2021 was $24,646 and the net change from December 31, 2020 includes payments made by the Parent of approximately $13,110,000.

5. Furniture and equipment

The major classes of fixed assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation	Net
Furniture & fixtures	$ 183,592	$ (50,122)	$ 133,470
Computers & equipment	90,860	(33,183)	57,677
Total	$ 274,452	$ (83,305)	$ 191,147

6. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was approximately $9,162,000, which was approximately $8,616,000 in excess of its minimum requirement of approximately $546,000.

7. Exemption from Rule 15c3-3

The Company has represented that it does not and will not hold customer funds or securities, and has not been subject to the reserve computation or possession and control provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

8. Risks and uncertainties

Political developments, natural disasters, public health crises and other events outside of the Company control can also adversely, directly and indirectly, impact the Company and its affiliates in material respects. While the Company is not aware of any events that would result in an immediate impact to the day-to-day operations, the Company continues to monitor developments on the global spread of COVID-19 as additional information is obtained.

9. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021, and through February 10, 2022.

10. Subsequent events

The Company has evaluated events and transactions occurring subsequent to December 31, 2021. Management believes that no material events have occurred since December 31, 2021 through February 10, 2022, the date of the filing of this report that requires recognition or disclosure in the financial statement or related notes.